Exhibit 21.1

Sempra Energy

Schedule of Significant Subsidiaries

at December 31, 2011

Subsidiary	State of Incorporation or Other Jurisdiction
AEI Asosiacion en Participacion	Peru
Enova Corporation	California
Pacific Enterprises	California
Pacific Enterprises International	California
San Diego Gas & Electric Company	California
Sempra Chile S.A.	Chile
Sempra Commodities, Inc.	Delaware
Sempra Energy International	California
Sempra Energy Holdings III B.V.	Netherlands
Sempra Energy Holdings VIII B.V.	Netherlands
Sempra Energy International Holdings N.V.	Netherlands
Sempra Global	Delaware
Southern California Gas Company	California